Exhibit (a)(12)

February 26, 2014

Dear Glyn:

Thank you for your letter of February 24, 2014. We are hopeful that this is the beginning of a constructive and fruitful dialogue.

I am available at your convenience to discuss any questions you or your fellow directors may have regarding Endurance’s proposal. Additionally, should you, your fellow directors or your advisors wish to discuss further the details of the proposal and the compelling value creation we believe it represents for our respective shareholders, please feel free to contact Eric Bischof, Managing Director of Morgan Stanley (212-761-4955 | eric.bischof@morganstanley.com).

As we indicated in our letter of February 18, 2014, because ours is a firm proposal at a significant premium with committed financing, we believe that time remains of the essence and that all parties should move forward diligently to achieve a beneficial result for our respective shareholders.

We look forward to discussing our proposal with you soon.

Yours sincerely,

/s/ John. R. Charman

John R. Charman

Chairman and Chief Executive Officer

Endurance Specialty Holdings Ltd.